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06004737

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVG North America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Custom House Street, Suite #1010
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Bonavitacola 617-292-2550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address), Boston (City) MA (State) 02116 (Zip Code)

PROCESSED
APR 2 8 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH, D.C.
203

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 4/27

OATH OR AFFIRMATION

I, Marc Bonavitacola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SV6 North America Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON M. GILLETTE
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 13, 2012

Sharon Gillette
Notary Public

Marc Bonavitacola
Signature

Vice President / Treasurer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
  included in Auditor's report

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

SVG North America Inc.

Year Ended December 31, 2005

SVG North America Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2005

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVG North America Inc.

We have audited the accompanying statement of financial condition of SVG North America Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVG North America Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 3, 2006

SVG North America Inc.

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$161,641
Receivable due from affiliate	39,975
Demand note due from affiliate	13,513
Prepaid assets	1,203
Total assets	$216,332
Liabilities and stockholder's equity	
Liabilities:	
Accrued expenses	$ 23,267
Stockholder's equity:	
Common stock (3,000 shares authorized, issued and outstanding, $1 par value)	3,000
Treasury stock (2,750 shares, $1 par value)	(2,750)
Additional paid-in-capital	24,750
Retained earnings	168,065
Total stockholder's equity	193,065
Total liabilities and stockholder's equity	$216,332

See accompanying notes.

SVG North America Inc.

Statement of Income

Year Ended December 31, 2005

Income:	
Marketing fees from affiliate	$411,633
Interest	15,234
Total income	426,867
Expenses:	
Management fees to affiliate	360,000
Audit fees	25,025
Legal and professional	3,519
Regulatory	2,881
Other	607
Total expenses	392,032
Income before income taxes	34,835
Income tax expense	12,080
Net income	$ 22,755

See accompanying notes.

SVG North America Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Treasury Stock		Additional Paid-in	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2004	3,000	$3,000	-	-	$297,000	$145,310	$445,310
Common stock acquired	-	-	2,750	$(2,750)	(272,250)	-	(275,000)
Net income	-	-	-	-	-	22,755	22,755
Balance at December 31, 2005	3,000	$3,000	2,750	$(2,750)	$ 24,750	$168,065	$193,065

See accompanying notes.

SVG North America Inc.

Statement of Cash Flows

Year Ended December 31, 2005

Operating activities	
Net income	$ 22,755
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in demand note due from affiliate	(13,986)
Decrease in receivable due from affiliate	5,609
Decrease in prepaid assets	12,171
Decrease in accrued expenses	(1,233)
Net cash provided by operating activities	25,316
Cash and cash equivalents at beginning of year	136,325
Cash and cash equivalents at end of year	$161,641
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ 4,097
Supplemental disclosure of noncash financing activities	
Common stock acquired in lieu of demand note receivable from affiliate	$257,625
Common stock acquired in lieu of accrued interest receivable	17,375

See accompanying notes.

SVG North America Inc.

Notes to Financial Statements

December 31, 2005

1. Organization and Nature of Business

SVG North America Inc. (the Company), formerly known as Schroder Ventures North America Inc., was incorporated on September 16, 1996 under the laws of Delaware, U.S.A. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. On June 18, 2001, the Company was sold by Schroder Venture Managers Inc. to Schroder Ventures (London) Limited, currently known as SVG Advisers Ltd (SVGL). The Company provides services under an amended marketing agreement effective January 1, 2003, to its immediate parent, SVGL. The Company's ultimate parent is SVG Capital plc, formerly known as Schroder Ventures International Investment Trust plc, which is registered in England. The Company and its affiliates changed their names, as noted above, on May 10, 2004.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Standards No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

3. Income Taxes

The Company has no deferred tax assets or tax liabilities. Current income tax expense consisted of the following for the year ended December 31, 2005:

Federal	$ 7,324
State	4,756
Total income tax expense	$12,080

4. Related Party Transactions

Included in the statement of income is $411,633 of fee income from SVGL. The Company earns 105% of expenses before taxes for services performed under a marketing agreement. This is the Company's sole source of revenue with the exception of interest income. At December 31, 2005, the amount receivable from SVGL related to this income was $39,975.

On December 31, 2005, through a noncash transaction, the Company acquired 2,750 shares of common stock from SVGL at its initial issued value of $275,000. Simultaneously, the Company applied $17,375 to accrued interest on the demand note signed with SVG Advisers Inc. (SVGI) on September 30, 2004, and applied the balance of $257,625 to the demand note. Interest on the demand note accrues quarterly at the rate of 5% per annum, and principal and interest are due on demand. At December 31, 2005, all interest accrued on the demand note had been paid.

In accordance with an agreement with SVGI dated January 1, 2003, the Company pays a fee of $30,000 per month for SVGI to perform accounting, financial, and administrative services for the Company.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $138,374, which was $133,374 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .17 to 1.

Supplemental Information

SVG North America Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital	
Total stockholder's equity	$193,065
Deductions:	
Total non-allowable assets from Statement of Financial Condition	54,691
Net capital	$138,374
Computation of excess net capital	
Net capital requirement	$ 5,000
Net capital as calculated above	138,374
Excess net capital	$133,374
Computation of aggregate indebtedness	
Aggregate indebtedness – per Statement of Financial Condition	$ 23,267
Ratio of aggregate indebtedness to net capital	.17 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

Schedule II

SVG North America Inc.

Statement Regarding Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
SVG North America Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SVG North America Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established a reportable condition shed by the American Institute of Certified Public Accountants. A material weakness is in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 3, 2006